UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended October 26, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from            to

Commission file number   1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation
Tax Deferred Investment Plan A

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912

507-437-5611

Report of Independent Auditors

The Employee Benefits Committee

Hormel Foods Corporation

Tax Deferred Investment Plan A

We have audited the accompanying statements of net assets available for benefits of Hormel Foods Corporation Tax Deferred Investment Plan A as of October 26, 2002 and October 27, 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Massachusetts Mutual Life Insurance Company, the custodian of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 2001 financial statements, except for comparing the information provided by the custodian, which is summarized in Note 3, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of October 27, 2001. The form and content of the information included in the 2001 financial statements, other than that derived from the information certified by the custodian have been audited by us and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 26, 2002, and changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan’s financial statements as of and for the year ended October 26, 2002, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of October 26, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements for the year ended October 26, 2002, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                                                /s/ Ernst & Young LLP

Minneapolis, Minnesota

April 17, 2003

Hormel Foods Corporation

Tax Deferred Investment Plan A

Statements of Net Assets Available for Benefits

	October 26, 2002	October 27, 2001
Assets
Cash and cash equivalents	$2,232,765	$—
Investments	158,632,288	154,289,480
Contributions receivable from Hormel Foods Corporation	76,498	70,987
Contributions receivable from participants	152,995	142,480
Net assets available for benefits	$161,094,546	$154,502,947

See accompanying notes.

Hormel Foods Corporation

Tax Deferred Investment Plan A

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 26, 2002	October 27, 2001
Additions:
Contributions from Hormel Foods Corporation	$1,585,031	$1,537,836
Contributions from participants	13,349,843	12,905,322
Interest and dividend income	2,669,982	2,327,794
Assets transferred into Plan	2,274,578	—
	19,879,434	16,770,952

Deductions:
Distributions	6,256,745	6,442,810
Administrative expenses	179,942	130,061
	6,436,687	6,572,871
Net realized and unrealized depreciation in fair value of investments	(6,851,148)	(9,966,083)
Net additions	6,591,599	231,998
Net assets available for benefits at beginning of year	154,502,947	154,270,949
Net assets available for benefits at end of year	$161,094,546	$154,502,947

See accompanying notes.

Hormel Foods Corporation

Tax Deferred Investment Plan A

Notes to Financial Statements

October 26, 2002

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation Tax Deferred Investment Plan A (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value (the last reported sales price on the last business day of the year). Mutual funds are valued based on quoted market prices. For pooled separate accounts, fair value represents the net asset value of the fund shares which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investment in insurance company general accounts is reported at contract value. The Plan’s insurance company general account contract is fully benefit responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the plan permit or require participant-initiated withdrawals at contract value. Participant loans are valued at their outstanding balances which approximate fair value.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Plan is a contributory defined contribution plan covering employees of Hormel Foods Corporation and certain subsidiaries who are exempt from the minimum wage and maximum hour provisions of the Fair Labor Standards Act of 1938 or salaried employees subject to the minimum wage and maximum hour provisions of the Fair Labor Standards Act of 1938, who have completed six months of eligibility service.

Each employee who elects to become a member of the Plan authorizes a deduction of 1% to 15% of his compensation for each pay period. The Plan contains a diversified selection of funds intended to satisfy the Internal Revenue Code (the Code) Section 404(c). Effective with the 2001 plan year, participants may invest in self-directed brokerage accounts. The Company contributes a matching contribution, currently 50% of the participant’s contribution, not to exceed $650 per year. The Company may make additional discretionary contributions from year to year during the continuance of the Plan in such amounts as the Company determines. There has been no such discretionary contribution since the Plan’s inception.

Employee and employer contributions are always 100% vested in the participants’ plan account.

Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000 or 50% of their account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in a participant’s account. Principal and interest are paid ratably through payroll deductions.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time without the consent of any participant or beneficiary. If the Plan is terminated, all participants affected by such termination shall be fully vested and nonforfeitable in their accrued benefits as of the date of termination.

Effective October 26, 2002, the VISTA International Packaging, Inc. 401(k) Plan was merged into the Hormel Foods Corporation Tax Deferred Investment Plan A and the Hormel Foods Corporation Tax Deferred Investment Plan B.

3. Investments

All investment information disclosed in the accompanying financial statements and schedules including investments held at October 26, 2002 and October 27, 2001, and net appreciation (depreciation) in fair value of investments, interest, dividends, and investment expenses for the years then ended were obtained or derived from information supplied to the plan administrator and certified as complete and accurate by the custodian.

Interest rates paid by the investment contracts are determined at the time of purchase. The crediting interest rate on the Fixed Income Fund was 5.75% and

6.0% as of October 26, 2002 and October 27, 2001, respectively. The average yield on the Plan’s investment contract for the years ended October 26, 2002 and October 27, 2001 was 5.75% and 6.0%, respectively. Fair value of the investment contract was estimated to be approximately 95% and 94% of contract value as of October 26, 2002 and October 27, 2001, respectively. Fair value was estimated based upon discounting future cash flows under the contracts at current interest rates for similar investments with comparable terms.

During the years ended October 26, 2002 and October 27, 2001, the Plan’s investments (including investments bought, sold, as well as held during the year) depreciated in fair value by $6,851,148 and $9,966,083, respectively, as follows:

	2002	2001
Net (depreciation) appreciation in fair value during the year:
Interest in nonpooled separate account	$4,104,964	$13,187,790
Mutual funds	(623,158)	(734,980)
Pooled separate accounts	(10,332,954)	(22,418,893)
	$(6,851,148)	$(9,966,083)

The Plan is authorized to invest up to 100% of the fair value of its net assets available for benefits in the common stock of the Company. Such investment totaled approximately 28% at October 26, 2002 and October 27, 2001.

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 26, 2002	October 27, 2001
Interest in nonpooled separate account:
Hormel Foods Corporation common stock	$44,911,586	$43,181,135
IBT Money Market Fund	525,960	722,685
Total interest in nonpooled separate account	45,437,546	43,903,820

Massachusetts Mutual Life Insurance Company:
Pooled separate accounts:
Aggressive Growth (Janus) Fund	16,467,668	19,240,290
Moderate Growth Fund	9,329,303	10,400,990
MM Core Value Equity Fund	*	9,290,855
Insurance company general account:
Fixed Income Fund	44,576,405	35,638,590

*Investment did not equal 5% or more of the Plan’s net assets at plan year-end.

Investments in Nonpooled Separate Account

All of the Hormel Foods Corporation common stock in the Plan is invested in a nonpooled separate account. The nonpooled separate account is maintained by Investors Bank & Trust Company (IBT).

The nonpooled separate account’s investments at fair value are presented in the following schedule:

	October 26, 2002	October 27, 2001
Hormel Foods Corporation common stock	$176,201,091	$173,392,682
IBT Money Market Fund	2,063,492	2,901,921
Total nonpooled separate account	$178,264,583	$176,294,603

The Plan’s percentage interest in the nonpooled separate account at October 26, 2002 and October 27, 2001 was 25%.

Changes in the nonpooled separate account for the years ended October 26, 2002 and October 27, 2001 are presented in the following table.

	Year Ended
	October 26, 2002	October 27, 2001
Contributions:
Contributions from Hormel Foods Corporation	$3,595,428	$3,216,647
Contributions from participants	3,196,656	2,871,931
	6,792,084	6,088,578

Investment income	205,614	169,119

Expenses:
Distributions	(7,780,212)	(6,627,834)
Administrative expenses	(13,830)	(14,805)
	(7,794,042)	(6,642,639)

Net realized and unrealized appreciation in fair value of investments	16,399,877	52,867,537

Net transfers to investment fund options held outside the nonpooled separate account	(13,633,553)	(15,451,787)

Net increase	1,969,980	37,030,808
Net assets at beginning of year	176,294,603	139,263,795
Net assets at end of year	$178,264,583	$176,294,603

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (a subaccount within the nonpooled separate account) is as follows:

	October 26, 2002	October 27, 2001
Net assets:
Hormel Foods Corporation common stock	$2,168,166	$2,135,686
IBT Money Market Fund	39,001	47,841
Total nonparticipant-directed investments	$2,207,167	$2,183,527

	Year Ended
	October 26, 2002	October 27, 2001
Changes in net assets:
Interest and dividends	$4,912	$663
Net appreciation	194,848	660,997
Benefits paid to participants	(148,965)	(133,361)
Administrative expenses	(180)	(60)
Transfers to participant-directed investments	(26,975)	(47,305)
	$23,640	$480,934

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 4, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Hormel Foods Corporation

Tax Deferred Investment Plan A

EIN: 41-0319970

Plan: 050

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

October 26, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Current Value

Nonpooled separate accounts:
Hormel Stock Fund*	3,041,022 units	$33,599,803	$45,437,546

Insurance company general accounts:
Massachusetts Mutual Life Insurance Company*
Fixed Income Fund	3,468,274 units	—	44,576,405

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Aggressive Growth Fund	1,891,056 units	—	16,467,668
Conservative Growth Fund	384,874 units	—	3,730,294
Moderate Growth Fund	991,525 units	—	9,329,303
MM International Equity Fund	23,997 units	—	4,172,815
High Yield Fund	10,346 units	—	1,006,471
DLB Core Growth Fund	21,827 units	—	1,527,617
MM Aggressive Growth (Janus) Fund	39,304 units	—	1,597,014
MM Indexed Equity Fund	10,989 units	—	2,484,396
MM Large Cap Value Fund	29,140 units	—	3,120,354
MM Core Bond Fund	1,185 units	—	1,419,604
Conservative Journey Fund	3,590 units	—	381,535
MM Fundamental Value Fund	97,147 units	—	7,810,606
MM Small Co Fund	56,617 units	—	4,744,487
Total pooled separate accounts		—	57,792,164

Mutual funds:
Manager’s Funds, LLC:
Manager’s Special Equity Fund	462,059 units	—	3,315,154

Self Directed Brokerage Accounts		—	2,118,343

Promissory notes	Various notes from participants bearing interest at 3.75% to 12.0% due in various installments through October 2017	—	5,392,676
Total assets held at end of year		$33,599,803	$158,632,288

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION TAX DEFERRED INVESTMENT PLAN A

Date:	April 21, 2003	By	/s / M. J. McCOY
M. J. McCOY
Executive Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Auditors